October 1, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 20549-6050
Washington, D.C. 20549
Attention: Peggy A. Fisher and Tim Buchmiller

Re:	PureDepth, Inc. Registration Statement on Form SB-2 File No. 333-134571

Ladies and Gentlemen:

On behalf of PureDepth, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to comments No. 1 through 12 of the Staff of the Securities and Exchange Commission (the “SEC”) contained in the SEC’s letter to the Company dated September 17, 2007 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 ( “Amendment No.1”) to the Registration Statement on Form SB-2  filed December 1, 2006 (the “Registration Statement”).  For your convenience in review, we have repeated each of the SEC’s comments below, prior to the Company’s response.

Simultaneously with the filing of this letter, the Company has filed an Amendment No. 3 (“Amendment No. 3”) with the SEC in order to respond to the SEC comments contained in the Comment Letter.  Page references in this letter are to page numbers in Amendment No. 3.

In addition to responding to the Staff’s comments, the Company advises the Staff that in Amendment No. 3, the Company has updated its disclosures and, among other things, included unaudited financial statements as of and for the six months ended July 31, 2007 (the “Interim Financials”).

Form SB-2

Security Ownership of Certain Beneficial Owners and Management, page 40

1.
We note your response to comment 3 of our letter dated December 27, 2006. Please also identify the natural persons who beneficially own the shares held by each of the entities in your principal stockholders table in the footnotes to such table.

The Company has revised the footnotes to the principal stockholder table beginning on page 42 in response to the SEC’s comment.

Selling Stockholders, page 45

2.	Although we note your disclosure in footnote 11 (changed to footnote 10), please identify the natural persons who beneficially own the shares held by Iroquois Master Fund Ltd.

The Company has revised footnote 10 on page 51 in response to the SEC’s comment.

Financial Statements

General

3.	Please update the financial statements as required by Item 310(g) of Regulation S-B.

The Company has revised the Registration Statement to include the Interim Financials  with Amendment No. 3.

Note 1 -Marketable Securities, page F-l0

4.	Please tell us where you have provided the disclosures required by SFAS 115 for your marketable securities.

The Company has provided the disclosures required by SFAS 115 for marketable securities in Note 1 under the headings Cash, Cash Equivalents and Marketable Securities and Fair Value of Financial Instruments on page F-11 and F-12, respectively, to the Audited Consolidated Financial Statements for the year ended January 31, 2007 (the “Annual Financials”).

Note 8 -Stockholders' Equity, page F-20

5.
Please tell us your basis in discounting the fair value of your option and warrant grants to reflect their lack of marketability. Quantify the discounts assigned, discuss how these were determined and support the basis for any discounts assigned,

The Company supplementally advises the SEC that it used a 25% discount rate for all options and warrant grants until January 10, 2007.  During this period, the Company discounted the fair market value of the option and warrant grants on the basis that the options and warrants and the shares of common stock issued upon exercise of the options and warrants were restricted securities.

The Company’s management, together with outside consultants, determined a discount rate of 25% was reasonable after considering a number of restricted stock studies and analyses that quantified the value difference between restricted and unrestricted shares of common stock of publicly traded companies.  These studies identified a range of discounts for the lack of marketability of between 13% and 45%.  The discount rate of 25% used by the Company was based  on the range from the studies, as adjusted based upon a comparison of the characteristics of the Company and the underlying characteristics of its option and warrant grants to the companies and restricted securities  described in the studies.

On January 10, 2007, the Company filed a registration statement on Form S-8 covering the then outstanding options and shares of Common Stock available for issuance upon exercise of options not yet granted.  Since the registration statement filing, the Company has not discounted its option grants for lack of marketability.  The Company has not issued any warrants since September 2006, however, they remain subject to the 25% discount until a registration statement for the underlying common stock becomes effective.

6.
Please clarify the disclosure on page F-22 that $1,840,779 of the expense related to warrants issued for services in fiscal 2007 was classified as capital raising costs and indicate whether this amount is included in stock-based compensation in the financial statements.

The Company supplementally advises the Staff that $1,840,779 of the expense related to warrants issued for services in fiscal 2007 was capital raising costs. Accordingly, this amount was included in the Company’s Balance Sheet as Additional Paid in Capital rather than in the Company’s Consolidated Statement of Operations as stock-based compensation expense.

7.
We reference your Form 8-K filed on May 1, 2007 relating to the need to restate the previously issued financial statements for each of the quarterly periods ended April 30,2006, July 31, 2006 and October 31, 2006 to correct certain computations relating to stock based compensation. Please tell us when you will file the restated financial statements and tell us why you have not included such re-statements in your audited financial statements in the registration statement. Refer to the requirements of SFAS 154.

The Company respectfully advises the SEC that it filed the referenced restated quarterly financial statements with the Forms 10-QSB/A filed September 12, 2007.  As stated in the Company's Form 8-K filed May 1, 2007, the errors in the financial statements for the referenced periods were determined during the examination of the Company’s accounts for the year ended January 31, 2007.  Therefore, the restated amounts were included in the financial statements for the year ended January 31, 2007 filed with both the Company’s Form 10-KSB filed May 31, 2007 and Amendment No. 2.

Unaudited Interim Financial Statements as of April 30, 2007

Note 1 -Basis of Presentation, page F-33

8.	We re-issue our previous comment 26. The note continued to reference the Form 10-KSB filed instead of the audited financial statements included in this filing.

The Company has revised Note 1 – Basis of Presentation, on page F-33 to the Interim Financials in response to the SEC’s comment.

Form 8-K filed on August 8, 2007

9.
We note that you are waiving registration rights which were in effect with K One W One Ltd. Please disclose the significant terms and conditions, including liquidated damages and/or penalties, relating to these registration rights and the related waiver in your registration statement.

The Company has revised the Registration Statement on page 3 in response to the SEC’s comment.

Forms 10-0SB/A filed September 12, 2007

The Company respectfully advises the SEC that its responses to the comments 10-12 refer to the restated quarterly financial statements filed with the Forms 10-QSB/A filed on September 12, 2007 relating to the Company's restatements in connection with the calculation of stock-based compensation expense.

10.	We see that you have restated previously published financial statements. Please tell us why you did not file a Form 8-K providing the relevant disclosures under Item 4.02 to Form 8-K

The Company respectfully advises the SEC that it filed a Form 8-K providing the relevant disclosures under Item 4.02 on May 1, 2007.

11.
We see that you identified several errors in the 2006 financial statements for which you filed amended Forms l0-QSB for the April, July and October quarters of that year. UnderSFAS 154, the audited financial statements included in the Form 10-KSB for 2006 and your current SB-2/A should be restated to provide full disclosure about the corrections for the errors identified by management. For each restatement item, please ensure that your disclosure explains (l) how the transaction was initially recorded, (2) why management believes the initial accounting was incorrect, (3) the specific basis in GAAP for the revised accounting and (4) the quantitative impact. Refer to SFAS 154, including footnote 5 to that guidance. MD&A should also make disclosure about the errors. Please revise.

The Company respectfully advises the SEC that the Audited Financials included with the Company’s Form 10-KSB for fiscal year ended January 31, 2006 and the Registration Statement reflect the results of the Company’s restatement of its previously filed financial statements for the periods ended April 30, 2006, July 31, 2006 and October 31, 2006 set forth in the Forms 10-QSB/A filed by the Company for such periods.   Each of such Forms 10-QSB/A included disclosure in the explanatory note and/or in Note 2 to the financial statements of the reasons for, the accounts effected by, the GAAP implications of, and the quantitative impact of the restatements as well as the pro forma change to the operating results.

The restatements were necessary to correct the Company’s computation of stock based compensation and to correct the computation of depreciation expense contained in the quarterly financial statements for the first three quarters of the year.   The Company supplementally advises the staff that the corrections to stock based compensation were related to revisions made in the assumptions used in the Black-Scholes option valuation model.  Based on review and analysis conducted by management and outside consultants the Company reduced the volatility assumption from 88% to 70%; reduced the forfeiture rate from 44% to 6%; and included a  discount rate of 25%.   In addition, the market value of an option issued on the date of the merger was changed from the value of the shares included in the then open private placement offering to the higher market value of the common stock of Diamond One, Inc. as reported on the OTC Bulletin Board, the company into which we merged on the same day. Finally, stock based compensation expense related to services was reclassified to Additional Paid in Capital. (See question 6 above).

The Company incorrectly computed the amount of depreciation for the first nine months of the fiscal year.  Therefore, the quarterly financial statements have been restated to reflect the corrected amount of depreciation expense.

The Company has updated its MD&A disclosure with respect to the restatements for the period covered by the Interim Financials included with Amendment No. 3 on page 16 of the Registration Statement in response to the SEC’s comment.

12.
Please make footnote disclosure about the reasons for and impact of the reclassifications to the income statement. Also clarify that the significant reclassification is a restatement of previously published financial statements. Please tell us why these are not errors that fall under the requirements of SFAS 154.

The Company notes the SEC’s comment, but respectfully submits that footnote 2 to each of the financial statements included with each of the Forms 10-QSB/A filed by the Company September 12, 2007 included disclosure regarding the reasons and impact of the Company’s restatements of its income statements made in connection with the calculation of stock-based compensation expense.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement and Amendment No. 3.  Further comments or requests for information should be directed to the undersigned.  You can reach me at (650) 833-2009.

Very truly yours,

DLA Piper US LLP

By:  /s/ James M. Koshland

James M. Koshland
Jim.koshland@dlapiper.com

cc:	Jon McCaman, PureDepth, Inc.
Mike Pendergast, PureDepth, Inc.
Jenelle Cox, Esq.